

February 12, 2014

<u>Via E-mail</u>
Byron H. Pollitt
Chief Financial Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

  Re: Visa Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2013
     Filed November 22, 2013
     File No. 1-33977

Dear Mr. Pollitt:

   We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Government Regulation, page 9</u>
<u>Anti-money laundering, anti-Terrorism and sanctioned countries, page 10</u>

1. In your letter to us dated February 1, 2011, you discussed contacts with Iran, Syria, Sudan and Cuba, countries that are designated by the State Department as state sponsors of terrorism and which are subject to U.S. economic sanctions and export controls. We note that you no longer include the disclosure, included in your fiscal 2011 and 2012 Forms 10-K, that you prohibited financial institutions that are domiciled in Cuba, Iran, Syria and Sudan from being Visa members. In addition, we note disclosure on the website of the Department of Treasury's Office of Foreign Assets Control that in August 2013 it issued a Finding of Violation against your subsidiary Visa International Service Association for failing in September 2011 to timely file a report of blocked property in which a blocked Government of Syria-owned bank had an interest. We are also aware of

third party news articles reporting that as of September 2011 Visa credit cards were no longer valid in Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2011 letter, whether through subsidiaries, member banks, affiliates, or other direct or indirect arrangements. In this respect, we note that your website provides a November 16, 2011 press release about MTN Group offering a new Visa prepaid account, and we are aware of third party news articles report that Ahli United Bank of Bahrain, Emirates NBD and Al Salam Bank issue Visa cards. Each of these companies is reported to have contacts with some or all of the referenced countries. Please tell us whether these companies provide your products or services in those countries. Your response should describe any services, technology, products, equipment or components you have provided to the above referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance